FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.    NAME AND ADDRESS OF COMPANY

    Rubicon Minerals Corporation
    Suite 1540 - 800 West Pender Street
    Vancouver, British Columbia
    V6C 2V6

ITEM 2.    DATE OF MATERIAL CHANGE

    March 23, 2006

ITEM 3.     NEWS RELEASE

    The press release was issued March 23, 2006 over CCN Matthews.

ITEM 4.    SUMMARY OF MATERIAL CHANGE

    The Company has struck an accord with Africo Resources Ltd. (“Africo”), in which the Company owns a 38.8% interest, in order to facilitate a public offering of Africo’s shares.

ITEM 5.    FULL DESCRIPTION OF MATERIAL CHANGE

Introduction and Background

The Company announced that it has reached an accord with Africo designed to maximize Africo shareholder value and to facilitate an Africo public offering.

As previously announced in Rubicon’s news release dated November 21, 2005 and its Material Change Report dated November 29, 2005, Rubicon intends, subject to regulatory and shareholder approvals, to carry out a Plan of Arrangement which includes the creation of a new company to comprise its 38.8% interest in Africo. Africo has the right to earn a 75% interest in the Kalukundi copper-cobalt deposit in the Democratic Republic of Congo, on which property a new NI 43-101 compliant resource upgrade was announced by Rubicon in its news release dated February 8, 2006.

Rubicon has concluded, based on external financial advice that shareholder value of its Africo holdings is maximized by achieving the following objectives:

▪	creating a separate vehicle to house Rubicon’s shareholdings in Africo;

▪	distributing its Africo shareholdings to Rubicon shareholders on a tax efficient basis, and

▪	combining those shareholdings on a 1:1 basis with the shareholdings of the other (i.e., non-Rubicon) Africo shareholders in order to create a unified public company.

Rubicon is pleased to have reached an accord with the board of Africo, as detailed below, which is designed to achieve these objectives. It is hoped that the completion of the Rubicon Plan of Arrangement and unification of Africo can be completed during the second quarter of 2006.

Africo-Rubicon Accord

Rubicon has been informed by the board of directors of Africo that Africo intends to expeditiously carry out a public offering of its securities. In conjunction with this, Africo will undertake, on a best efforts basis, to raise sufficient funds to allow it to commence development of the Kalukundi deposit, pursuant to and contingent upon, completion of a bankable feasibility study, which is due for completion before the end of April, 2006.

Both Rubicon and the board of Africo confirm that the proposed distribution of Rubicon shareholdings in Africo to the Rubicon shareholders would be mutually beneficial to both companies and a fundamental objective of Africo going public.

Accordingly, Africo has indicated it will use its best efforts to assist Rubicon, subject to regulatory approvals and any requirements of a potential financing syndicate, to effect the distribution of Rubicon’s shares in Africo to the shareholders of Rubicon.

“We believe that, provided it is done on an equitable and tax efficient basis, distribution of Rubicon’s shareholdings in Africo to our shareholders will maximize their value. Both Rubicon and Africo recognize that a unified Africo will maximize Africo shareholder value and we look forward to working with Africo on this fundamental objective,” said David Adamson, President and CEO of Rubicon.

ITEM 6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

    Not applicable

ITEM 7.    OMITTED INFORMATION

    Not applicable

ITEM 8.    EXECUTIVE OFFICER

    David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9.    DATE OF REPORT

    DATED at Vancouver, BC, the 30th day of March, 2006.